December 5, 2012

Via Edgar and Email

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foot Locker, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed on March 26, 2012
Commission File No. 001-10299

Dear Ms. Jenkins:

Please find our responses below to the comment letter dated November 20, 2012 relating to the Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (“2011 Form 10-K”) of Foot Locker, Inc. (herein referred to as the “Company,” “we,” or “our”). Confidential treatment of certain information contained herein has been requested by Foot Locker, Inc. pursuant to Rule 83 of the Rules of Practice of the Securities and Exchange Commission. This letter omits certain information that has been included in an unredacted version delivered to the Division of Corporation Finance (the “Staff”). Asterisks denote the omitted material. In addition, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company requests that all supplemental materials provided to the Staff be returned to the Company upon completion of the Staff’s review and that no copies of such material are made and, in the event that the Staff is unable to conclude that the return of such supplemental materials is proper, the Company requests confidential treatment of such information pursuant to Rule 83.

To assist your review, we have retyped the text of the Staff’s comments below.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 14

1.	You disclose throughout your document the challenges surrounding the Lady Foot Locker division, specifically the closing of 47 stores during 2011 and the fact that all formats within your Athletic Stores segment experienced significant increases in sales except for Lady Foot Locker. We further note the discussion in your third quarter earnings call on November 16, 2012 that Lady Foot Locker experienced comp store losses and that you are still working on repositioning this format. With a view toward disclosure, please tell us how you considered the following:

Foot Locker, Inc. 112 West 34th Street New York NY 10120 Tel. 212.720.3700

December 5, 2012

Foot Locker, Inc. – Commission File No. 001-10299

a.	With regard to the “rescanned” stores and the 3 SIX:02 stores that will be opening this year, tell us the amount of capital invested or anticipated to be invested in order to implement your “three pronged effort.” To the extent this effort requires significant additional costs, affects operations or you anticipate future losses in the Lady Foot Locker format for those stores either rescanned or not rescanned, it appears that this fact needs to be disclosed as required under Item 303(a)(3)(ii) of Regulation S-K. Further note that Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for disclosure in Management’s Discussion and Analysis of uncertainties that could materially affect future operating results. An uncertainty over future charges should be disclosed unless management determines that a loss is “not reasonably likely to occur;” and

b.	Further clarify whether or not an impairment test was actually performed on your long-lived assets at the Lady Foot Locker division at January 28, 2012 or any interim reporting date and tell us the results of those tests, to the extent they were performed. If no test was performed, tell us how you considered that one was not necessary under ASC 360-10-35.

Response

a.	The Company has modernized or “reskinned” 14 of the total 319 Lady Foot Locker locations operating at October 27, 2012 during 2012. These modernizations represent a prototype test to determine the optimal shopping environment for our female customer. These prototypes are currently being tested and will be rolled out, if successful, to more of the chain as the tests are completed, evaluated, and the store designs are refined. The Company’s investment in these 14 stores and the 3 SIX:02 stores is expected to be approximately $5 million. Based on the Company’s current liquidity position, with over $800 million in cash and cash equivalents, this amount is not considered material. Further, projected results of operations of these formats will not be material to the current consolidated results of the Company’s operations. Accordingly, such information was not provided following the requirements of Item 303(a)(3)(ii) of Regulation S-K, which states that the registrant should describe any material known trends or uncertainties.

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Foot Locker, Inc. – Commission File No. 001-10299

b.	No impairment test was performed on the long-lived assets of Lady Foot Locker for the year ended January 28, 2012. The Company determined that this test would not be performed due to the following factors:

i.	While the overall format was still underperforming the balance of the Company’s formats, Lady Foot Locker’s operating performance improved as compared with the prior-year period.
ii.	The results for fiscal year 2011 were better than the expected performance used in the prior impairment analysis.

Accordingly, no review was performed. The total net book value of assets at January 28, 2012 was $13 million. The Company does not believe that the total net book value for this division is significant, thus any impairment charge would not have a material effect on the consolidated results of Foot Locker, Inc.

Overview of Consolidated Results, page 18

2.	We note that you disclose factors that led to increases in sales during 2011, specifically higher footwear sales, apparel sales and comp store sales. You further state that margins were affected by “better merchandise flow and inventory position.” Please provide draft disclosure to be included in future filings that provides a more detailed explanation of the factors that led to year over year changes. Specifically expand your discussion as follows:

a.	Discuss specific products and categories that led to year over year increases as you have in your earnings call. For example, you state in your third quarter earnings call that kids footwear was the strongest category as well as the basketball category and Jordan brand but do not include this detailed information in your results of operations; and

b.	Your earnings call refers to a decline in merchandise margin as a result of markdowns in order to keep your inventory position current. Please expand your margin discussion that refers to merchandise flow and inventory position to explain the changes and impact of merchandise margins and clarify what you mean when you refer to your inventory position.

Response

a.	We will include in our third quarter 2012 Form 10-Q the following discussion, which is consistent with the earnings call held on November 16, 2012.

“The overall sales performance was very consistent for footwear, apparel, and accessories. Total footwear sales gains were led by the kids category, which had strong gains across all banners, and the basketball category which benefited from key marquee player shoes. Overall apparel sales increased in the low double-digits, reflecting strong domestic increases offset, in part, by a decline in Europe’s apparel sales.”

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Foot Locker, Inc. – Commission File No. 001-10299

b.	Merchandise flow is the coordinated effort of inventory purchasing and allocation, including the placement of the order with our vendors, managing the timing of receipts and allocation of inventory to our stores. This process allows us to better match inventory allocations with customer demand to maximize the sales opportunity. Simply, it is purchasing the right inventory in the right quantities, in the right sizes and allocating that inventory to the right stores. Accordingly, if product is ordered and allocated more appropriately, fewer markdowns are required to sell through the product. Our inventory position refers to both the overall level of inventory on-hand and its quality.

We propose to revise the disclosure in future filings as follows:

“Gross margin as a percentage of sales was 31.9 percent in 2011, increasing by 190 basis points as compared with 2010. This increase reflected a decrease of 120 basis points in the occupancy and buyers’ salary expense rate reflecting improved leverage on largely fixed costs and a 70 basis points improvement in the merchandise margin rate as the Company was less promotional during 2011. Our inventory position has improved, both in terms of the overall levels of inventory and its quality. This improvement along with better merchandise allocations primarily is the result of ongoing initiatives to improve our inventory productivity, which contributes to our ability to be less promotional. The effect of vendor allowances, as compared with the prior year, contributed 10 basis points to this improvement.”

Additionally, the following is included in our third quarter 2012 Form 10-Q to describe the changes in gross margin, which is consistent with our earnings call on November 16, 2012:

“For the thirteen weeks ended October 27, 2012, the occupancy and buyers’ salary expense rate decreased by 100 basis points, as a percentage of sales, as compared with the corresponding prior-year periods, reflecting improved occupancy leverage. Partially offsetting this improvement was a 30 basis point decrease in the merchandise margin rate due to higher markdowns, primarily in Europe, and the effect of lower initial markups. The additional markdowns in Europe were necessary to ensure that merchandise inventories remained current and in line with the sales trend. Additionally, 10 basis points of the decline is attributable to the effect of lower shipping and handling income as the Direct-to-Customers segment continued to provide free shipping offers to remain competitive with other Internet retailers. For the thirty-nine weeks ended October 27, 2012, the occupancy and buyers’ salary expense rate decreased by 110 basis points, as a percentage of sales, as compared with the corresponding prior-year period, reflecting improved leverage. The merchandise margin rate for the thirty-nine weeks ended October 27, 2012 decreased by 10 basis points from the corresponding prior-year period.”

December 5, 2012

Foot Locker, Inc. – Commission File No. 001-10299

Notes to Consolidated Financial Statements

2. Segment Information, page 45

3.	We note in the transcript of your third quarter 2012 earnings conference call you discuss observable and measurable differences between the U.S. and foreign operating results. In this regard, you state domestic store sales experienced a comparable store gain in the low double digits in the third quarter of 2012 while European comparable store sales were essentially flat. In addition, in explaining the 30 basis point decline in merchandise margins, you differentiate between the in-store and online operations in the U.S. margins and the international division margins. In view of the economic differences between U.S. and international athletic stores, please tell us your operating segments as of January 28, 2012, how you determined your operating segments and how the U.S. and foreign retail stores satisfied the aggregation criteria to combine them into the Athletic Stores reportable segment currently presented. See ASC 280-10-50-1 and 50-11.

Response

We have determined our reportable segments based upon our method of internal reporting. The Athletic Stores segment includes Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, Footaction, and CCS stores. The Direct-to-Customers segment sells directly to customers through its Internet websites, mobile devices, and catalogs. Additionally, this segment operates the website for eastbay.com, final-score.com, and eastbayteamservices.com as well as the websites aligned with the brand names of its store banners (footlocker.com, ladyfootlocker.com, kidsfootlocker.com, footaction.com, champssports.com, and ccs.com).

The Athletic Stores segment is managed by our Executive Vice President and Chief Operating Officer, Mr. Richard A. Johnson. Our Direct-to-Customers segment is managed by our President and Chief Executive Officer of Footlocker.com/Eastbay/CCS, Mr. Dowe Tillema. They both report to our Chairman of the Board, President and Chief Executive Officer, Mr. Ken C. Hicks. Mr. Hicks is our Chief Operating Decision Maker (“CODM”).

Identification of Operating Segments

In order to identify our operating segments, we considered the guidance in Topic 280 – Segment Reporting of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”). Per ASC 280-10-50-1:

An operating segment is a component of a public entity that has all the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

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Foot Locker, Inc. – Commission File No. 001-10299

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

We have concluded that we have six operating segments:

1.	Foot Locker US, Lady Foot Locker, Kids Foot Locker, and Footaction (1)
2.	Champs Sports
3.	Foot Locker Europe
4.	Foot Locker Canada
5.	Foot Locker Asia Pacific
6.	Footlocker.com/Eastbay/CCS Direct (1)

(1)	These businesses are combined as the CODM allocates resources to this group collectively.

Each of the operating segments engages in business activities from which they earn revenues and incur expense. Discrete financial information is prepared for these operating segments and is regularly reviewed by our CODM. Please note that per the Staff’s request we have provided a copy of the fiscal year 2011 reporting package provided to our CODM. There have been no changes to the layout or types of information presented in the reporting package since that date.

Aggregation of Operating Segments

A reportable segment can be comprised of the various operating segments or operating segments that have been aggregated.

As of January 28, 2012, we concluded that we had two reportable segments, Athletic Stores and Direct-to-Customers. We determined that the identified operating segments meet the aggregation criteria, other than the Footlocker.com/Eastbay/CCS Direct business which was determined to differ as its products are sold on-line and without a physical presence and are accordingly classified as Direct-to-Customers.

In order to identify our reportable segments, we considered the guidance in ASC 280-10-50-11:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

December 5, 2012

Foot Locker, Inc. – Commission File No. 001-10299

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We first analyzed our operating segments, other than the Footlocker.com/Eastbay/CCS Direct business, against these criteria:

a.	The nature of the products and services

The products we sell are similar in all in our U.S. and foreign retail stores: athletically inspired footwear, apparel, and accessories. The majority of products that are purchased by both our U.S. and foreign retail stores are from the same branded vendors.

b.	The nature of the production processes

The majority of the Company’s products are purchased from leading athletic brands, not produced by the Company.

c.	The type or class of customer for their products and services

The end customer is similar in the U.S. and foreign retail stores. Our customers are those who desire athletically inspired shoes, apparel, and accessories. Our marketing efforts are global in nature, reaching customers that share a passion for sneakers and related products.

d.	The methods used to distribute their products or provide their services

The methods used to distribute our products are similar for our U.S. and foreign retail stores. Our merchandise is distributed through retail store locations.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The regulatory environment is generally similar for all operating segments, and we have one global Code of Business Conduct.

In order to assess whether our U.S. and foreign retail stores share similar economic characteristics, we reviewed the implementation guidance in ASC 280-10-55-7, paragraphs A through C:

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Foot Locker, Inc. – Commission File No. 001-10299

55-7A Paragraph280-10-50-11: states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

55-7B Likewise, if segments generally do not have similar economic characteristics, but in the current year have similar gross margins or sales trends and it is not expected that the similar gross margins or sales trends will continue in the future, it should not be presumed that the segments should be aggregated for the current-year segment disclosures just because current economic measures are similar.

55-7C Aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity's performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.

We reviewed our current performance and the past 3 years of gross margins, as well as the Company’s long-term strategic plan to assess the future prospects of our operating segments. We selected gross margin because it is an important financial metric used in allocating resources to our operating segments.

Since gross margins can vary from year to year as a result of fluctuating prices, product mix, markdown strategies, as well as short-term economic conditions, it is more meaningful to review long-term averages when assessing economic similarity rather than an individual year’s margin. Our analysis below was prepared using the gross margin rates as presented in our SEC filing, which reflects the inclusion of occupancy and buyers’ compensation in the cost of goods sold.

Additionally, proposed capital allocations are evaluated across all of our operating segments using the same hurdle rates of return, indicating management believes that the long-term prospects of the operating segments to be similar.

December 5, 2012

Foot Locker, Inc. – Commission File No. 001-10299

The results of the analysis are included in the following table:

	39 weeks ended October 27, 2012	3-year average
Foot Locker US, Lady Foot Locker, Kids Foot Locker, and Footaction	*	*
Champs Sports	*	*
Foot Locker Europe	*	*
Foot Locker Canada	*	*
Foot Locker Asia Pacific	*	*
Athletic Stores	*	*

Direct-to-Customers	*	*

Foot Locker, Inc.	32.9%	31.6%

* Information is provided separately as Attachment I, for which confidential treatment requested by Foot Locker, Inc.

Based on our analysis, we have concluded our operating segments, noted above as 1 through 5, satisfy the aggregation criteria.

4.	Please provide us with courtesy copies of the reports provided to your segment managers and chief operating decision maker when making operating decisions and assessing performance of the operating segments.

Response

As requested, the Company is separately submitting as Attachment II the report that is provided to our segment managers and our CODM, for which confidential treatment is requested. The CODM package is prepared based on our internal financial statement format, which is prepared using budgeted foreign exchange rates for all periods presented. Additionally, gross margin presented internally excludes occupancy and buyers’ compensation from the cost of goods sold. Whether these costs are included or excluded, our conclusion on reportable segments remains the same.

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Foot Locker, Inc. – Commission File No. 001-10299

As requested by the Staff, the Company acknowledges that, with respect to the filing made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses each of your comments. We believe that the changes required to comply with the comments are not significant and do not reflect material amounts. In addition we do not believe the inclusion of such changes would impact our shareholders and investors such that an amendment to the Form 10-K for the fiscal year ended January 28, 2012 would be necessary. We would propose to include the additional disclosures or make necessary revisions to future quarterly and annual filings as discussed in the individual responses above.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at 212 720-3896.

Sincerely,
/s/ Giovanna Cipriano
Senior Vice President and
Chief Accounting Officer

cc:	Guillermo Marmol

Chairman of the Audit Committee

Ken C. Hicks

Chairman of the Board, President and Chief Executive Officer

Lauren Peters

Executive Vice President and Chief Financial Officer

Gary Bahler

Senior Vice President, General Counsel and Secretary